U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB/A

Amendment No. 6

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUER

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

American Entertainment and Animation Corporation

(Name of Small Business Issuer in Its Charter)

Delaware	33-0727323
(State or Other Jurisdiction Incorporation or Organization)	(I.R.S. Employer Identification No.)

7270 Woodbine Avenue, Suite 200, Markham, Ontario, CANADA	L3R 4B9
(Address of Principal Executive Offices)	(ZIP Code)

(Issuer's Telephone Number, Including Area Code): (905) 947-9925

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value of $0.0001 per share

(Title of Class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Corporate History

American Entertainment and Animation Corporation (the "Company") was incorporated in the State of Delaware on May 9, 1996 as American Electric Automobile Company, Inc. The Company is headquartered in Markham, Ontario, Canada.

On June 15, 1996, the Company entered the business of converting gasoline-powered vehicles to electric and hybrid power uses by acquiring California Electric Automobile Co., Inc. ("CEAC"), which had been incorporated in California on November 14, 1995. The Company purchased all of the outstanding shares of stock of CEAC in a transaction that was accounted for as a tax-free exchange. The exchange was on the basis of one share of CEAC for ten shares of the Company. As a result, a total of 1,050,000 shares of the Company's common stock were issued in exchange for the 105,000 shares of stock of CEAC. Of those 1,050,000 shares, 900,000 were held in escrow pending the exercise of an option held by CEAC to purchase the assets and business of a San Diego, California-based sole proprietorship that was doing business as San Diego Electric Automobile Company ("SDEAC"). On October 17, 1996 the Company exercised the option that it had acquired from CEAC to purchase the assets of SDEAC. The purchase price for the SDEAC assets was 900,000 shares of the Company's common stock. In January 2002, the Company discontinued its electric car business as it had not generated sufficient revenues to meet its obligations.

On April 22, 2002, the Company entered the business of digital animation business by purchasing all of the issued and outstanding shares of common stock of Cyper Entertainment Co., Ltd. ("Cyper") in exchange for 20,000,000 restricted common shares of the Company pursuant to a Share Exchange Agreement dated February 28, 2002. The shares of Cyper were purchased from numerous shareholders including Duk Jin Jang, the majority shareholder who is now the Company's chairman.

Cyper located in Seoul, Korea, is a 3D Digital Animation Production company providing services to the television, commercial and film industries. Cyper was established on January 27, 2000 and currently has approximately 24 full-time employees and 26 part-time employees.

On May 31, 2002, the Company accepted the resignations of Pierre Quilliam, Stephen Cohen and Denise Quilliam as Directors and Officers of the Company. Simultaneously, the Company appointed Duk Jin Jang, Marc Hazout, Jason Chung and John Chung to the Board of Directors. Mr. Jang was named Chairman, Mr. Hazout was named President and CEO, and Jason Chung was named Chief Financial Officer and Treasurer.

On July 16, 2002, the Company amended its Certificate of Incorporation to increase the number of shares of common stock that it is authorized to issue to 150,000,000, and to change its name to American Entertainment and Animation Corporation.

Business of Company

The Company develops and produces 3D digital animation for television, short films, feature films, home video, music video and multi-media applications such as video games. The Company produces 3D digital animation by applying advanced hardware and software technology using computer systems throughout the production process. The Company operates in three revenue segments:

Independent Contractor: The Company produces digital animation projects for unrelated third-parties on a fee basis. Typically, the projects are prepared to the specifications of the party hiring the Company. Principle independent contractor projects produced by the Company to date have been:

  KARI Project - The Company produced a ten minute public relations film for the Korea Aerospace Research Institute for $40,000. The Company has also been engaged to produce the next public relations film for KARI.
  Pottery War Project - The Company produced an animated short film entitled "Pottery War" for the World Ceramic Expo 2001 for $80,000.
  Samsung Lions Visual Project - The Company produced a series of 78 ten second animation segments prepared for the Samsung Lions baseball team for showing on a large screen during games. The Company received $80,000 in revenues from the project.

Proprietary Development: The Company develops original animation projects based on characters and storylines conceived by the Company, in which event the Company owns all proprietary rights in the project. The Company's principle efforts to date in proprietary development have been:

  "Biggie and Danmu" - The Company has created a ten minute pilot episode of this children's educational animation short. The show is designed to fill ten minutes of airtime in a children's program and has no dialogue so that it can be marketed worldwide. The pilot episode is currently being marketed to distributors.
  "Q-Pet" - The Company has created a demo reel for this proposed 26 episode, one-half hour cartoon. The demo reel is currently being marketed to distributors.
  "The 5th Global Epoch" - The Company has prepared a demo reel with the concepts and characters for this project, which is being marketed to distributors as a half hour children's television show.
  "Kollang" - The Company has produced 10 episodes of a short film about a small humanoid alien with one eye known as "Kollang." The series was prepared to showcase the Company's skills and is being marketed as a one or two minute filler to programmers.

Co-Production Development: The Company produces animation projects based on characters conceived and owned by other parties. With co-production developments, the Company enters into agreements with the owners of rights to the characters regarding responsibility for production costs, marketing costs, the allocation of gross or net revenues from the production, and the rights to derivative works, such as sequels, spinoffs, toys and games. The Company's principle effort to date in co-production development has been the negotiation of a development agreement to produce a Christmas special for "Uncle Mugsy," which to date has primarily been the basis for a series of children's books.

In addition, the Company produces animated short films. The first such film is a seven minute 3D animated film known as "Angel" that was released in July 2001. "Angel" has won several awards including: Best Director at Korea Animation Festival, first prize at Japan Digital Contents Grand Prix 2001. It was also nominated at several film festivals, including LEAF 2001, Belgium Folioscope/Festival du Dessin Anime, Santa Barbara International Film Festival, Angsi 2002 Festival in France, Zagreb 2002 Festival in Croatia. In addition, Angel has been invited to the Siggraph 2002 Festival in Texas. "Angel" has received $5,000 in prize revenues. Currently, it is not possible to generate sufficient revenues from a short film to cover the costs of production and generate a profit. However, animation companies, like the Company, produce short films as a means to showcase their talents and generate publicity in order to attract other revenue-producing projects.

The Company is not dependent upon any one customer or distributor.

Distribution and Marketing

Following the Company's acquisition of Cyper on April 22, 2002, the Company opened a Canadian office in Markham, Ontario. The Canadian office is focused on marketing the Company's projects and services in North America, under which production would continue to be performed from the Company's studios in Seoul, Korea. The Company decided to expand to the North American market because there is a far greater market for animation projects and fee-based work in North America than in Korea. In addition, the Company believed that the significantly lower wage rates for animation talent in Korea would give it a competitive advantage over North American production firms.

The Company has entered into non-exclusive agency agreements with Netrix Inc. to source new business for the Company throughout North America. The Company's contract with Netrix, Inc. provides that it will receive an agency fee of 12.5% of any gross revenues produced through its efforts. In addition, the Company is obligated to reimburse Netrix's out-of-pocket expenses, subject to prior approval by the Company. In addition, the Company markets its services through attendance at international trade shows, film festivals, as well as direct marketing materials/sales and through its website, www.cyper.com. In addition, the Company is actively looking for additional, non-exclusive agency relationships to market its projects that it can retain on a contingency basis, like Netrix, Inc.

Competition

The Company's principal competition for independent contractor projects in Korea is Digital Dream Studio, which has substantially more years of experience and exposure than the Company. In North America, the Company's principal competition is Pixar, PDI Dreamworks Studio and Rhythm and Hues Studio. The Company intends to compete with U.S. based companies by offering state of the art production work at competitive prices. The competitive pricing can be achieved by carrying out production services in Seoul, Korea at a considerably lower cost than in the U.S. due to materially lower wage rates for animation talent in Korea. In addition, the Company's plan is to open production facilities in Canada to take advantage of lower wage rates in Canada than the U.S. and a favorable Canadian exchange rate.

Competition in the markets for proprietary and co-production projects is intense. The Company's animated projects must compete with animated projects produced by competing studios as well as non-animated children and family-oriented programming. Most of the competing production houses with which the Company competes have significantly greater financial, marketing and other resources than does the Company.

Proprietary Rights

The Company is not dependent upon any patent, trademark, license, franchise, concession, royalty agreement or labor contract. The Company produces its animation projects using off-the-shelf software tools, including 3D Max Software, Motion Capture System, 3D Max Plug-In and On-Line Production Management System, Auto Rendering Plug-In of 3D Max, Auto Save Data Plug-In of 3D Max.

The Company owns the rights to a number of URL's for its business and relating to its proprietary development projects, including www.cyper.com; www.q-pet.co.kr; www.q-pet.net; www.5thiceage.com; and www.kollang.co.kr.

To aid in the production of animation projects, the Company is also developing its On-Line Production System (OAPS), which allows for real-time, on-line file sharing. The Company intends to patent the OAPS technology when it is completed. The Company will evaluate the feasibility of generating additional revenues from licensing its OAPS technology when it is complete.

Employees

The Company's wholly-owned subsidiary, Cyper Entertainment Inc. currently has 24 full time employees and 26 part time employees. The number of part-time employees will increase or decrease depending on the scope and number of the development projects being worked on at any particular time. The Company's Canadian subsidiary employs two persons.

The Company currently has no labour contracts and has never experienced a work stoppage. None of its employees are currently represented by a union or any other form of collective bargaining unit. The Company believes its relations with its employees are excellent.

Risk Factors

Recently Organized Company; Limited Operating History.

The Company's digital animation operations only commenced operations in January 2000. The Company has not generated significant operating revenues to date to become profitable, and must be considered promotional and in its early stages of development. The Company's operations will be subject to all of the risks inherent in the establishment of a new enterprise and such uncertainties normally associated with an absence of any operating history.

Unpredictability of Future Revenues; Potential Fluctuations in Quarterly Operating Results

As a result of the Company's limited operating history and the competitive nature of the markets in which it competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures could have an immediate adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on its business, prospects, financial condition and results of operations.

The Company may experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include: (i) the Company's ability to obtain distribution contracts for its productions, (ii) the Company's ability to maintain consumer satisfaction with the Company's productions, (iii) price competition, (iv) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner, (v) the Company's ability to complete productions on time and on budget, (vi) technical difficulties, (vii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (viii) delays in revenue recognition at the end of a fiscal period as a result of logistical problems, (ix) governmental regulations, and (x) general economic conditions.

Due to the foregoing factors, in one or more future quarters, the Company's operating results may fall below the expectations of investors.

Need to Develop Appealing Creative Content

The success of our productions will depend in large part on our creative team's ability to predict the type of content that will appeal to a broad audience and to develop stories and characters that will achieve broad market acceptance. Traditionally, that has been difficult for companies in the entertainment industry to achieve.

Limited Senior Management Personnel; Management of Potential Growth

The Company plans to expand its operations primarily by marketing its productions and services to the North American market. This expansion is expected to place a strain on the Company's management, operations and financial resources. To manage the expected growth of its operations and personnel, the Company will be required to improve existing, and implement new, operational and financial systems, procedures and controls, and to expand, train and manage a growing employee base. The Company may also be required to expand its finance, administrative and operations staff.

There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support the Company's future operations, that management will be able to hire, train, retrain, motivate and manage required personnel or that the Company's management will be able to successfully identify, manage and exploit existing and potential market opportunities. If the Company were unable to manage growth effectively, its business, prospects, financial condition and results and operations would be materially adversely affected.

Dependence on Management

The Company's performance is substantially dependent on the continued services and on the performance of its senior management and other key personnel. The Company's performance also depends on the Company's ability to retain and motivate its other officers and key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company's future success depends on its ability to identify, attract, hire, train, retrain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to successfully attract, assimilate and retain sufficiently qualified personnel. The failure to retain and attract the necessary technical, managerial, merchandising, marketing and customer service personnel could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

The Company's success is dependent on the services of Duk jin Jang, its chairman and founder, and on Marc Hazout, its chief executive officer. The loss of any officer or director could have a material adverse effect on the Company's business or results of operations. The Company does not maintain "key-man" life insurance policies on the lives of any of its officers. The Company has no employment or non-compete agreements with any personnel. In addition, Mr. Hazout does not devote his full time and resources to the Company.

Need for Future Financing; Long-Term Viability of Company

The Company's future capital requirements will depend on many factors including the cost of producing its projects, the cost of marketing its productions and services, and the market acceptance of the Company's productions. The Company currently needs capital in order to effectively market its productions and services. To date, the Company has met its capital needs through loans from its founder and the deferral of salaries for key personnel. However, the Company cannot continue meeting its capital needs in that fashion, and is actively seeking outside capital.

There can be no assurance that financing will be available on acceptable terms, or at all. If the Company is required to sell equity to raise additional funds, there is no assurance that additional equity can be obtained on terms favorable to existing shareholders, with the result that existing shareholders may incur substantial dilution. Insufficient capital may require the Company to delay, scale back or eliminate some or all of its activities or to obtain additional funding.

Development Risks

The process of developing productions, such as those offered by the Company, is extremely complex, and it is highly likely that the Company will experience delays in developing and introducing new productions in the future. If the Company was unable to develop and introduce new productions in a timely manner, in response to changing market conditions or customer requirements, the Company's business, operating results and financial conditions could be materially adversely affected.

Uncertainty of Protection of Proprietary Right; Litigation

The Company currently plans to rely upon a combination of trade secret protection, invention assignments, non-disclosure agreements and licensing arrangements to establish and protect its proprietary rights. Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that the Company will be successful in doing so.

The Company also relies on trade secrets and proprietary know-how, which it seeks to protect by confidentiality and non-disclosure agreements with its employees, consultants, and third parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be discovered by competitors.

Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.

Infringement Claims Against the Company

One of the risks of the film production business is the possibility of claims that our productions infringe the intellectual property rights of third parties with respect to previously developed films, stories, characters or other entertainment. In addition, our technology and software may be subject to patent, copyright or other intellectual property claims of third parties. The Company may receive, in the future, notice of claims of infringement of other parties' proprietary rights. There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company, or that any assertions or prosecutions will not materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, the Company would incur significant costs and diversion of resources with respect to the defense thereof which could have a material adverse effect on our business, financial condition or results of operations. If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. The Company cannot provide any assurances, however, that under such circumstances a license would be available on reasonable terms or at all.

Third-party technology licenses may not continue to be available to us in the future.

The Company relies on certain technology that it licenses from third parties. The Company cannot provide any assurances that these third party technology licenses will continue to be available to us on commercially reasonable terms. The loss of or inability to maintain any of these technology licenses could result in delays in feature film releases or product releases until equivalent technology could be identified, licensed and integrated. Any such delays in feature film releases or product releases could materially adversely affect our business, operating results and financial condition.

Potential Adverse Effects of Authorization of Preferred Stock

The Company may, without further action or vote by shareholders of the Company, designate and issue additional shares of preferred stock. The terms of any series of preferred stock, which may include priority claims to assets and dividends and special voting rights, could adversely affect the rights of holders of the common stock and thereby reduce the value of the common stock. The designation and issuance of preferred stock favorable to current management or shareholders could make the possible takeover of the Company or the removal of management of the Company more difficult and discourage hostile bids for control of the Company which bids might have provided shareholders with premiums for their shares.

Lack of Liquidity; Possible Volatility of Share Price

The Company's common stock has been approved for trading on the Pink Sheets under the symbol AEAC. To date, trading in the Common Stock has been minimal. No assurance can be given that an active trading market in the Company's securities will develop or, if developed, that it will be sustained. Various factors, such as the Company's operating results, changes in laws, rules or regulations, general market fluctuations, changes in financial estimates by securities analysts and other factors may have a significant impact on the market price of the Company's securities. The market price for the securities of public companies often experience wide fluctuations, which are not necessarily related to the operating performance of such public companies such as high interest rates or impact of overseas markets.

After all comments are resolved to the Company's Form 10-SB registration statement, the Company plans to initiate steps to commence trading in its Common Stock on the OTC Bulletin Board or the BBX. However, once trading is approved on the OTC Bulletin Board or the BBX, there can be no assurance that an active market will develop for the Common Stock. Without sponsorship by a broker/dealer, it is unlikely that a regular trading market will develop in the near term or that, if developed, it will be sustained. In the event a regular public trading market does not develop, any investment in the Company's Common Stock would be highly illiquid. Accordingly, an investor in the Common Stock may not be able to sell the Common Stock readily.

Furthermore, the trading price of the Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors, such as, actual or anticipated variations in the Company's quarterly operating results, announcements of technological innovations, or new services by the Company or its competitors, changes in financial estimates by securities analysts, conditions or trends, changes in the market valuations, announcements by the Company or its competitors of significant acquisitions, strategic relationships, joint ventures or capital commitments, additions or departures of key personnel, sales of Common Stock or other securities of the Company in the open market and other events or factors, many of which are beyond the Company's control. Further, the stock markets in general, and stocks traded on the Pink Sheets and the OTC Bulletin Board in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may materially and adversely affect the market price of the Common Stock, regardless of the Company's operating performance. Market fluctuations, as well as general political and economic conditions, such as, recession or interest rate or currency rate fluctuations may also adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such a company. Such litigation, if instituted, could result in substantial costs and a diversion of Management's attention and resources, which would have a material adverse effect on the Company's business, results of operations and financial condition.

Dividends

The Company has not paid any dividends or made distributions to its investors and is not likely to do so in the foreseeable future. The Company presently intends to retain earnings for use in its business. Additionally, the Company may fund a portion of its future expansion through debt financing, and a condition of such financing may prohibit the payment of dividends while the debt is outstanding. Therefore, shareholders should understand that the Company's intention is to build value by increasing the size of the business and not by paying dividends.

Penny Stock Regulation

The Company's common stock may be deemed to be a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The Company's securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker/dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock rules" may restrict the ability of broker/dealers to sell the Company's securities, which could adversely effect the development of an active market for the Company's common stock.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Certain statements in this General Form For Registration Of Securities Of Small Business Issuer on Form 10-SB, particularly under this Item 2, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. The words "believe", "expect", "anticipate", "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made.

Until the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, the Company cannot avail itself of the safe harbor protections of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934 with respect to any forward-looking statements contained herein.

Results of Operations for the Years ended December 31, 2001 and 2000 (Cyper)

Revenues

For the fiscal year ended December 31, 2001, Cyper had net sales of W 224,209 ($170,696), as compared to net sales of W 601,315 ($532,165) in the fiscal year ended December 31, 2000. The significant decrease in sales fiscal 2000 was the result of a strategic decision by Cyper to invest its resources in the development of its own characters - Q-Pet, Angel and Kollang - rather than procuring and performing service contracts for third parties. Cyper believes that the development of proprietary characters will result in reduced revenues in the short-term, but will result in larger, high-margin revenues in the long-term.

Cost of Sales and Gross Profit (Loss)

For the fiscal year ended December 31, 2001, cost of sales was W 252,853 ($192,506), as compared to cost of sales in the fiscal year ended December 31, 2000 of W 779,207 ($689,600), resulting in a gross loss of W 28,644 ($21,807) in fiscal 2001 as compared to a gross loss of W 177,892 ($157,435) in fiscal 2000. Cost of sales decreased in fiscal 2001 as a result of the reduction in service contracts for third parties. In addition, many costs associated with the development of Cyper's in-house projects have been capitalized.

General and Administrative Expenses

For the fiscal year ended December 31, 2001, general and administrative expenses were W 559,613 ($426,047), as compared to W 399,925 ($353,935) in the fiscal year ended December 31, 2000. As a percentage of net sales, general and administrative expenses increased from 66.4% of revenues to 250% of revenues 2000 to 2001. The substantial increase in general and administrative expenses was primarily the result of Cyper maintaining the same staffing levels in 2001 as compared to 2000 while Cyper shifted its focus from service contracts for third parties to the development of in-house projects.

Other Income (Expense)

For the fiscal year ended December 31, 2001, Cyper recorded an unusual gain from the extinquishment of debt in the amount of W 490,681 ($373,568) resulting from the foregiveness of a loan from Cyper's chief executive officer. Offsetting the unusual gain was a loss on the disposal of tangible assets in the amount of W 290,681 ($221,303) incurred in fiscal 2001. During fiscal 2001 interest expense increased significantly to W135,864 ($103,437) from W 19,876 ($17,590) in fiscal 2000 as the result of increased levels of debt incurred to fund Cyper's operations.

Income Taxes

In the fiscal years ended December 31, 2001 and 2000, Cyper did not incur any income tax expense as the result of operating losses in both years. However, Cyper recorded a benefit resulting from the accrual of deferred tax assets of W 185,158 ($140,965) in fiscal 2001 as compared to W 169,352 ($149,882) in fiscal 2000.

Net Income (Loss)

In the fiscal year ended December 31, 2001, Cyper had a net loss of W (339,794) ($258,694), compared to a net loss of W(423,350) ($374,679) in the fiscal year ended December 31, 2000. The decreased net loss was primarily the result of an unusual gain on extinquishment of debt, reduced gross loss resulting from the capitalization of cost associated with inhouse development projects, and higher benefit realized from the accrual of deferred income tax assets, offset by higher general and administrative expenses.

Liquidity and Capital Resources

As of December 31, 2001, Cyper had a net working capital deficit of W 1,159,415 ($882,691), as compared to a net working capital deficit of W 86,515 ($76,569) at December 31, 2000. The substantial increase in the working capital deficit from December 31, 2000 to December 31, 2001 was primarily attributable to operating losses incurred in fiscal 2001 and the investment in intangible assets, consisting of in-house development projects. Cyper's investment in 3D Animation intangible assets increased from W 360,000 ($318,612) at December 31, 2000 to W 1,787,505 ($1,360,872) at December 31, 2001.

Cyper has satisfied its liquidity needs by the deferral of salaries of key personnel, resulting in an increase in accrued expenses from W 181,592 ($160,715) at December 31, 2000 to W 609,990 ($464,400) at December 31, 2001, as well as loans from Cyper's president, which totaled W 617,434 ($470,068) at December 31, 2001.

Cyper's operations to date have been concentrated on the development of its digital animation business, as well as costs associated with the refinement of its business plan. Through 2000, the Company funded its short-term working capital needs primarily through the deferral of salaries and loans from its founder. However, as a part of its growth strategy, Cyper requires greater working capital to fund development costs and marketing expenses. Cyper is currently exploring avenues for additional financing in order to enable it to expedite the implementation of its business plan and achieve profitability.

Going Concern Qualification

The Company's independent auditors have included an explanatory paragraph in their report on the December 31, 2001 financial statements discussing issues which raise substantial doubt about the Company's ability to continue as a "going concern." The going concern qualification is attributable to the Company's historical operating losses, the Company's lack of cash reserves and capital, and the amount of capital which the Company projects it needs to achieve profitable operations. For the year ended December 31, 2001 and during the first quarter of fiscal 2002, the Company continued to experience a negative cash flow from operations, and projects that it will need additional capital to enable it to continue operations at its current level. The Company is looking at various options to raise additional capital from large private investors or strategic investors.

ITEM 3: NATURE AND EXTENT OF ISSUER'S FACILITIES

The Company's production facilities are located in approximately 10,000 square feet of leased space in Seoul, Korea. The lease provides for rental payments of W10,000,000 ($8,000) per month plus utilities, and runs from December 2001 to December 2003.

The Company's Canadian offices are located at 7270 Woodbine Avenue, Suite 200 Markham, Ontario L3R 4B9. The Company pays CAD$474.60 per month plus applicable Federal Taxes. The Company has a sub-lease agreement with Wepawaug, Inc., the head tenant, which gives the Company the right to occupy the space at the above rental rate on a month-to-month basis.

ITEM 4: SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of June 24, 2002, as to the Company's common stock beneficially owned by (i) each executive officer and director of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) any person who is known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's common stock.
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Duk Jin Jang (2) C/o Cyper Entertainment, Inc. Yang-je B/D 7th Floor Dokok-Dong Kangnam-Gu Seoul, Korea	9,234,657	27.0%

Pierre Quilliam (3) 7270 Woodbine Ave. Suite 200 Markham, Ontario L3R 4B9	8,011,506	21.5%

Marc M. Hazout (4) 7 Arial Court Thornhill, Ontario, Canada L4J 6S8	4,000,000	11.7%

John (Hyoki) Chung (5) 148 Hollywood Ave. Toronto, Ontario, Canada M2N 3K3	1,400,000	4.1%

Jason (Jaehyun) Chung (5) 14 New Havens Way Thornhill, Ontario, Canada L3T 5G2	400,000	1.2%

All Officers and Directors as a Group	15,034,657	44.0%

(1) Based upon 34,198,649 common shares issued and outstanding as of June 12, 2002.

(2) Mr. Jang's shares do not include 431,417 shares owned by Sejin Chang, his brother.

(3) Mr. Quilliam's shares include 1,728,850 shares that he owns outright, 3,184,740 shares held by Bisell Investments, Inc., a company he owns, 3,000,000 shares that he has the right to acquire pursuant to an option to purchase such shares at $0.08 per share until September 13, 2002, and 97,916 shares owned by his wife.

(4) Mr. Hazout's shares are held by Travellers International, Inc., a company owned by him.

(5) Neither Jason or John Chungs' shares include 600,000 shares held by Michael Chung, the brother of Jason Chung and the son of John Chung.

ITEM 5: DIRECTORS, EXECUTIVE OFFICER, PROMOTERS AND CONTROL PERSONS:

Listed below are the directors and executive officers of the Company.
Name	Age	First Year as Director	Position
Duk jin Jang	34	2002	Chairman of the Board
Marc M. Hazout	37	2002	Chief Executive Officer and Director
Jason Chung	32	2002	Chief Financial Officer and Director
John Chung	62	2002	Director

The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies. No date for the next annual meeting of stockholders is specified in the Company's bylaws or has been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies. Except as otherwise indicated below, no organization by which any officer or director previously has been employed is an affiliate, parent, or subsidiary of the Company.

Directors are entitled to reimbursement for expenses in attending meetings but receive no other compensation for services as directors. Directors who are employees may receive compensation for services other than as director. Prior to the Company's acquisition of Cyper on April 22, 2002, the Company's policy was to pay directors $500 for each board meeting attended. The Company anticipates that its policy on compensation of directors will change following its acquisition of Cyper, but as of June 24, 2002 an alternative policy has not been formulated.

The following information sets forth the backgrounds and business experience of the directors and executive officers.

Duk Jin Jang has been Chairman and Chief Executive Officer of the Company since June 1, 2002. Mr. Jang worked as a department manager of POST Intermedia, Inc from 1992 to 1993, and as a manager of Nowcom, Inc from 1995 to 1996. Mr. Jang worked as a manager of GEN(Multimedia studio) from 1997 until 1998. Mr. Jang worked as a professor at Kaywon School of Art and Design from 1997 until 2000. Mr. Jang has been Director of Digital Contents Association in Korea since 2001, and an advisory committee member of Gyeonggi Digital Art Hive in Gyeonggi-Do, Korea since 2001. Mr. Jang started Cyper Entertainment, Inc. in January 2000. Mr. Jang attended KookMin University in Seoul, Korea, graduating with a degree in Visual Communication Design in 1995.

Marc M. Hazout has been Chief Executive Officer and a director of the Company since June 1, 2002. From 1985 to 1987, Mr. Hazout was the Canadian licensee and franchisee for a multinational clothing manufacturer and retailer. From 1987 to 1991, Mr. Hazout established a private label apparel manufacturing and retailing company. From 1991 to 1998, Mr. Hazout developed, owned and operated entertainment complexes in Toronto. Mr. Hazout attended The Canadian Securities Institute from 1998-2000 and in 1999 worked as an equity trader for Swift Trade Securities Inc. in Toronto. Since 1998, Mr. Hazout has been President and C.E.O. of Travellers International Inc., an investment and merchant banking firm headquartered in Toronto. Mr. Hazout studied International Relations and Economics at York University in Toronto from 1983 to 1985. Mr. Hazout completed the Real Estate Licensing Course at Humber College in Toronto in 1984.

Jason Chung has been Chief Financial Officer and a director of the Company since June 1, 2002. From 1993 to 1995, Mr. Chung worked at KPMG Peat Marwick as a staff accountant. From 1995 to 1997, Mr. Chung worked as an Assistant Finance Manager at Samsung Electronics Canada Inc. From 1997 to 1998, Mr. Chung worked as a financial analyst at Kraft Canada Inc. In 1998, Mr. Chung joined the accounting firm Goldfarb, Shulman, Patel and Co. LLP and remained with the firm until 2000. Since 2000, Mr. Chung has been providing financial consulting and advisory services to various clients, including Daewoo Electronics Canada Inc. where Mr. Chung acted as the interim Accounting Manager. Mr. Chung attended the University of Toronto, graduating with a Bachelor of Commerce degree in 1993. Mr. Chung holds a Chartered Accountant designation from Canada and a Certified Public Accountant designation from the US.

John Chung has been a director of the Company since June 1, 2002. Mr. Chung graduated from Korea University in 1963 with a B.A. in Political Science. Following graduation from college, Mr. Chung operated a number of businesses in Korea. In 1977, Mr. Chung immigrated to Canada. In the 1980's and 1990's, Mr. Chung developed a chain of six dry cleaning stores in Canada. After selling the chain, Mr. Chung was self-employed as a consultant designing and setting up dry cleaning stores in the Toronto, Canada area. Mr. Chung is the father of Jason Chung.

ITEM 6: EXECUTIVE COMPENSATION

The following table sets forth the compensation earned by the Company's Chief Executive Officers during the last three fiscal years and other officers who received compensation in excess of $100,000 during any of the last three fiscal years. In accordance with Item 402(a)(5), the Company has omitted certain columns from the table required by Item 402(b).

Summary Compensation Table
Name and Principal Position	Year	Salary	Restricted Stock Awards ($)

Pierre Quilliam, Chief Executive Officer, President and Director (1)	2001 2000 1999	-- -- --	20,000 7,700 0

Stephen M. Cohen, Secretary, Treasurer and Director (2)	2001 2000 1999	-- -- --	20,000 7,700 0

Glenn Roach, President, CEAC (a subsidiary of the Company) (3)	2001 2000 1999	$55,000 -- --	30,000 0 0

(1) Mr. Quilliam's compensation was paid in restricted shares of common stock of the Company valued at the market price on the date of issuance. Mr. Quilliam's compensation does not include an additional $1,500 that he received for services as a director of the Company, which amount was paid in shares of common stock of the Company.

(2) Mr. Cohen's compensation was paid in restricted shares of common stock of the Company valued at the market price on the date of issuance. Mr. Cohen's compensation does not include an additional $1,500 that he received for services as a director of the Company, which amount was paid in shares of common stock of the Company.

(3) Mr. Roach's compensation was paid in 300,000 restricted shares of common stock of the Company.

The Company did not grant any options or stock appreciation rights or make an award under any long-term incentive plan to any of its named executive officers during the last fiscal year. The Company did not re-price any options or stock appreciation rights during the last fiscal year. The Company did not have outstanding any options or stock appreciation rights at the end of each of its last two fiscal years. During the last fiscal year, no options or stock appreciation rights were exercised by any of the named executive officers. The Company does not have any employment or deferred compensation agreements with management.

Compensation of Directors

The Company historical policy has been to pay directors $500 per board meeting attended, which amount is payable in shares of common stock of the Company. However, the Company anticipates that its policy on compensation of directors will change following its acquisition of Cyper.

ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 29, 1998 the Company sold 60,000 shares of common stock at $0.25 per share to Mari Carmen Cedillo de Norby the wife of former Director, Scott Norby. On May 12, 1998 the company sold 28,000 shares of its common stock at $0.25 per share for cash and exchanged 32,000 shares for an automobile valued at $8000 to Mari Carmen Cedillo de Norby, wife of former Director Scott Norby. Mr. Norby was a Director of the Company from June 1, 1998, until December 6, 1999. On December 13, 1999 the Company issued 550,000 shares of the Company's common stock to EFM Venture Group, Inc. for consulting services to the Company between January 1, 1998 and December 13, 1999. EFM Venture Group, Inc. is controlled by the Company's former Chairman, Edward F. Myers. The Company's board valued these shares at $0.02 per share for a total value of $11,000. These services included work on helping to write the 15c2-11 for filing with the NASD, work of preparation of the 10-SB for filing, assistance with work with Accountants, auditors and Company attorneys. EFM also provided technical advice on the design on electric car conversions.

On December 13, 1999 the Company issued 250,000 shares of its common stock to Betty N. Myers for services to the Company between its organization in 1996 and December 13, 1999. Betty N. Myers is the wife of the Company's former chairman, Edward F. Myers. The board valued these shares at $0.02 per share for a total value of $5,000. These services included secretarial and bookkeeping. On December 13, 1999 the Company issued 36,000 shares of its common stock to Gary Jackson for services to the Company. Dr. Jackson is a past Director and Vice-President of the Company. The board valued these shares at $0.02 per share for a total value of $720. These services included technical advice on conversion of automobiles from gasoline to electric. On December 13, 1999 the Company issued 60,000 shares of its common stock to Gary G. DeGano, the Company's past president, in exchange for options that Mr. DeGano held on 250,000 shares of the Company's common stock at $0.25 per share. The Company valued these shares at $0.02. The Board of Directors decided to reduce the number of outstanding options to increase the company's ability to attract additional capital.

On October 1, 2000 the Company entered into a sublease at 7270 Woodbine Avenue, Suite 200, Markham, Ontario, Canada, for its corporate offices. The Company pays CAD$474.60 per month plus applicable federal taxes. The Company has a sublease agreement with Wepawaug Inc., the head tenant, which gives the Company the right to occupy the space at the above rental rate until August 31, 2001. Since August 31, 2001, the Company has continued to sublease the space on a month-to-month basis. Wepawaug Inc. is controlled by Pierre Quilliam, the Company's former President and CEO.

On October 31, 2000, the Company purchased a 50% interest in a 1999 Cadillac Seville for the price of $16,427.97. The Company purchased this interest from 87807 Canada Ltd., which is controlled by Denise Quilliam, a former director of the Company. On November 7, 2000, the Company sold its interest in the Cadillac to Bisell Investments Inc. for the price of $17,500.00, realizing a profit of $1,072.03. Bisell Investments Inc. owned 47% of the shares of the Company at the time and is controlled by Pierre Quilliam.

As of December 31, 2001, the Company was invoiced for administration and bookkeeping services from 87807 Canada Ltd. and Bisell Investment Group Inc. in the amount of $27,994.62 not including G.S.T. 87807 Canada Ltd. is controlled by Denise Quilliam and Bisell Investment Group Inc. is controlled by Pierre Quilliam.

On January 31, 2001, the Company issued 77,000 restricted shares of its common stock to Pierre Quilliam, the Company's President and CEO for services to the Company from September 13, 2000 until December 31, 2000. The Board valued these shares at $0.10 per share for a total of $7,700. These services included overall management of the Company, assistance with the Company's auditors and attorneys and assisting in the preparation of SEC filings.

On January 31, 2001, the Company issued 77,000 restricted shares of its common stock to Stephen Cohen, the Company's Secretary and Treasurer for services to the Company from September 13, 2000 until December 31, 2000. The Board valued these shares at $0.10 per share for a total of $7,700. These services included management of the Company's administration, assistance with the Company's auditors and attorneys and preparation of SEC filings and compliance requirements.

On April 2, 2001, the Company issued 116,666 restricted shares of its common stock to Pierre Quilliam, the Company's President and CEO for services to the Company from January 1, 2001 until March 31, 2001. The Board valued these shares at $0.06 per share for a total of $7,000. These services included overall management of the Company, assistance with the Company's auditors and attorneys and assisting in the preparation of SEC filings.

On April 2, 2001, the Company issued 116,666 restricted shares of its common stock to Stephen Cohen, the Company's Secretary and Treasurer for services to the Company from January 1, 2001 until March 31, 2001. The Board valued these shares at $0.06 per share for a total of $7,000. These services included overall management of the Company, assistance with the Company's auditors and attorneys and assisting in the preparation of SEC filings.

On April 2, 2001, the Company issued 8,333 restricted shares of its common stock to Denise Quilliam as compensation for attending the directors' meeting held on that date. The Board valued these shares at $0.06 per share for a total of $500.00.

On July 2, 2001, the Company issued 93,750 restricted shares of its common stock to Pierre Quilliam, the Company's President and CEO for services to the Company from April 1, 2001 until June 30, 2001. The Board valued these shares at $0.08 per share for a total of $7,500. These services included overall management of the Company, assistance with the Company's auditors and attorneys and assisting in the preparation of SEC filings.

On July 2, 2001, the Company issued 93,750 restricted shares of its common stock to Stephen Cohen, the Company's Secretary and Treasurer for services to the Company from April 1, 2001 until June 30, 2001. The Board valued these shares at $0.08 per share for a total of $7,500. These services included overall management of the Company, assistance with the Company's auditors and attorneys and assisting in the preparation of SEC filings.

On July 2, 2001, the Company issued 6,250 restricted shares of its common stock to Denise Quilliam as compensation for attending the directors' meeting held on that date. The Board valued these shares at $0.08 per share for a total of $500.00.

On October 4, 2001, the Company issued 140,000 restricted shares of its common stock to Pierre Quilliam, the Company's President and CEO for services to the Company from July 1, 2001 until September 30, 2001. The Board valued these shares at $0.05 per share for a total of $7,000. These services included overall management of the Company, assistance with the Company's auditors and attorneys and assisting in the preparation of SEC filings.

On October 4, 2001, the Company issued 140,000 restricted shares of its common stock to Stephen Cohen, the Company's Secretary and Treasurer for services to the Company from July 1, 2001 until September 30, 2001. The Board valued these shares at $0.05 per share for a total of $7,000. These services included overall management of the Company, assistance with the Company's auditors and attorneys and assisting in the preparation of SEC filings.

On October 4, 2001, the Company issued 10,000 restricted shares of its common stock to Denise Quilliam as compensation for attending the directors' meeting held on that date. The Board valued these shares at $0.05 per share for a total of $500.00.

ITEM 8: DESCRIPTION OF SECURITIES

General

Under the Company's Certificate of Incorporation, the Company is authorized to issue 150,000,000 shares of common stock, par value $0.0001 per share, of which 34,198,649 shares were issued and outstanding at June 12, 2002, and 20,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares are issued and outstanding.

Common Stock

The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore and, upon liquidation, are entitled to share pro rata in any distribution to common shareholders. Holders of the common stock have one non-cumulative vote for each share held. There are no preemptive, conversion or redemption privileges, nor sinking fund provisions, with respect to the common stock. All of the Company's outstanding shares of common stock are validly issued, fully paid and non-assessable. Signature Stock Transfer, Inc. serves as transfer agent for the common stock.

Preferred Stock

The Company is authorized to issue up to 20,000,000 shares of preferred stock containing such rights, privileges and limitations that the Board of Directors may determine. The Board of Directors has not authorized the issuance of a series of preferred stock, and there are no shares of preferred stock outstanding.

PART II

ITEM I. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company's common stock is registered with the United States Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934. Since April 5, 2000, the Company's common stock has been traded on the Pink Sheets, operated by Pink Sheets, LLC, under the symbol "AEAC". The following table summarizes the low and high prices for the Company's common stock for for the last two fiscal years.

	2000		2001
	High	Low	High	Low
First Quarter	--	--	0.14	0.04
Second Quarter	3.50	1.20	0.45	0.03
Third Quarter	1.45	0.50	0.13	0.05
Fourth Quarter	0.65	0.10	0.10	0.05

There were 128 holders of record of the common stock as of June 12, 2002. This number does not include an indeterminate number of shareholders whose shares are held by brokers in "street name." The above quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions. The Company has not declared any cash dividends on its Common Stock during its fiscal years ended on December 31, 2001 or 2000. The Board of Directors of the Company has made no determination to date to declare cash dividends during the foreseeable future.

ITEM 2: LEGAL PROCEEDINGS

The Company is not a party to any pending litigation or government investigation, nor is there any threatened litigation, or investigation, involving the Company or its business or assets of which management is aware.

ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

In March 1999, Harlen and Boettger, LLP informed the Company that it no longer performed audits for public companies due to increased insurance costs. Harlan and Boettger, LLP's report contained no adverse opinion, no disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Harlen and Boettger, LLP on any matters of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which if not resolved to the satisfaction of Harlen and Boettger, LLP would have caused Harlen and Boettger, LLP to make reference to the subject matter of the disagreements in connection with its reports.

On March 8, 2000, the Company engaged the firm of Weinberg and Company P.A. as the Company's independent auditors to replace Harlen and Boettger, LLP. On July 31, 2001, the Company's Board of Directors elected not to renew Weinberg and Company, P.A. as the Company's auditors. Weinberg and Company P.A.'s report contained no adverse opinion, no disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that the report dated April 6, 2001 of Weinbert and Company, P.A. for the fiscal year ended December 31, 2000 indicated conditions that raised substantial doubt about the Company's ability to continue as a going concern. There were no disagreements with Weinberg and Company P.A. on any matters of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which if not resolved to the satisfaction of Weinberg and Company P.A. would have caused Weinberg and Company P.A. to make reference to the subject matter of the disagreements in connection with its reports.

On August 3, 2001, the Company retained Moore Stephens, P.C. as its independent auditors to replace Weinberg and Company, P.A.

ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

Shares issued in 1999

In 1999, the Company sold 151,877 shares of common stock at $0.375 per share. The Company issued these shares in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933. The shares were issued with a restrictive legend, were sold largely to persons who were existing shareholders of the Company, and were sold to persons whom the Company believed to be accredited or sophisticated investors. The purchasers were:
Purchaser	No. of Shares
Stockworks Defined Benefit Plan	10,667
Barbara Larson	2,667
Blaine Suliman	1,334
Darrell Fauser	3,000
Tradewinds Investment Ltd.	33,334
Harjit Mand	667
Melanie McMurray	334
David Larose	667
Nicholas Chapin	334
Ruben McDonald	2,334
Edith M. Ferris	334
Dean Husarik	334
Checkers Investment Ltd.	16,667
Sherry Grauer	534
Gabrielle Grauer	167
Nicollas Grauer	167
Steven Grauer	167
Brenda Nichols	167
Shari Myers Sapp	53,334
Indra Sancha	1,667
EFM Venture Group, Inc.*	10,667
Stockworks Defined Benefit Plan	10,667
Irving Munowitz	1,667
Total:

* Represents shares cancelled in 2000 for non-payment of the subscription price.

The Company issued 16,000 shares of common stock White Horse Holding, S.A., a company controlled by Gary Degano, to settle a debt. The Company issued these shares in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933. The shares were issued with a restrictive legend, and to a person with knowledge of the Company's financial condition and operations.

The Company approved the issuance of 334,669 shares for services rendered, of which 36,001 were issued in 1999, and the remaining 298,668 shares were issued in 2000. Of the shares issued in 1999, 33,334 shares were issued to David Schuil and 2,667 shares were issued to Wing Fung. The Company issued these shares in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933. The shares were issued with a restrictive legend, and to a person with knowledge of the Company's financial condition and operations. The shares approved in 1999 and issued in 2000 were:

Purchaser	No. of Shares
Gary Jackson	12,000
Gary Degano	20,000
EFM Venture Group, Inc.	183,334
Harriet Myers	83,334
Total:	298,668

The Company effected a 1 for 3 reverse stock split on March 20, 2000. All share amounts have been adjusted to give effect to the subsequent reverse stock split, and the effect of rounding fractional shares up to the nearest whole share.

Shares issued in 2000

The Company issued 554,234 shares of common stock (net of shares cancelled for nonpayment of subscription amounts) in an offering conducted pursuant to Rule 504 at $0.375 per share. All of the investors were accredited investors.

Irv Renneisen	80,000
Julie Asma	110,000
John Stewart	110,000
Lockhart Whelin Corp.	65,467
Carderock Capital Corp.	33,334
Whitney Fink	99,200
Michael Empey	42,233
Archadia Investment, Inc.	14,000
554,234

In 2000, the Company sold 50,000 shares of common stock to China Electric Automobile Ltd. at $0.375 per share pursuant to the exemption from registration contained in Section 4(2) and/or Regulation S of the Securities Act of 1933. The shares were issued with a restrictive legend.

In 2000, the Company sold 3,250,000 shares of common stock Bisell Investments, Inc. for $275,000 pursuant to the exemption from registration contained in Section 4(2) and/or Regulation S of the Securities Act of 1933. The shares were issued with a restrictive legend.

The Company issued 355,000 shares of common stock for services rendered. The Company issued these shares in reliance on the exemption from registration contained in Section 4(2) of the 1933 Securities Act. The shares were issued with a restrictive legend, and to a person with knowledge of the Company's financial condition and operations. The shares were issued to:

Purchaser	No. of Shares
Edward Myers	100,000
Gary Jackson	60,000
Gary Degano	50,000
Fulford Partners, Ltd.	115,000
Roger Ward	5,000
The Blaine Group	25,000
Total:	355,000

Shares issued in 2001

The Company issued 1,179,415 shares of common stock for services rendered. The Company issued these shares in reliance on the exemption from registration contained in Section 4(2) of the 1933 Securities Act. The shares were issued with a restrictive legend, and to a person with knowledge of the Company's financial condition and operations. The shares were issued to:

Date	Recipient	No. of Shares	Consideration
1/01	Pierre Quilliam	77,000*	Management services from 9/13/00 to 12/31/00
1/01	Stephen Cohen	77,000*	Administrative services from 9/13/00 to 12/31/00
3/01	Glenn Roach	300,000	Consulting/Officer services
4/01	Pierre Quilliam	116,666*	Management services from 1/1/01 to 3/31/01
4/01	Stephen Cohen	116,666*	Administrative services from 1/1/01 to 3/31/01
4/01	Denise Quilliam	8,333*	Board services
7/01	Pierre Quilliam	93,750*	Management services from 4/1/01 to 6/30/01
7/01	Stephen Cohen	93,750*	Administrative services from 4/1/01 to 6/30/01
7/01	Denise Quilliam	6,250*	Board services
10/01	Pierre Quilliam	140,000*	Management services from 7/1/01 to 9/30/01
10/01	Stephen Cohen	140,000*	Administrative services from 7/1/01 to 9/30/01
10/01	Denise Quilliam	10,000*	Board services

* The shares designated with the asterisk were cancelled in 2002, and replaced with options issued under the Company's 2002 Stock Option Plan.

Shares issued in 2002

In April 2002, the Company issued 20,000,000 shares of its common stock to purchase all of the issued and outstanding shares of Cyper. The shares bear a restricted legend and were issued in reliance on the exemption from registration provided by Regulation S.

In May 2002, the Company issued 400,000 shares to John Chung in consideration for $20,000 cash. The shares bear a restricted legend, and were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and/or Regulation S. Mr. Chung subsequently became a director of the Company.

ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

Neither the Company's Certificate of Incorporation nor its Bylaws contain any provision granting directors or officers a right of indemnification from the Company. However, the Company has entered into contractual indemnification agreements with certain of its former officers and directors.

The Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its shareholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches that constitute gross negligence. However, this provision does not eliminate or limit the liability of a director of the Company (i) for breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividends or unlawful stock repurchases or redemptions), (iv) for gaining a financial profit of other personal advantage to which he or she was not entitled, or (v) for breaches of a director's responsibilities under the Federal securities laws.

Insofar as indemnification for liabilities under the 1933 Act may be permitted to directors, officers or persons controlling the Company, we has been informed that in the opinion of the Securities an Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and unenforceable.

At the present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor are aware of any threatened litigation that may result in claims for indemnification by any officer or director. The Company does not currently maintain directors and officers liability insurance.

PART F/S

Audited financial statements for the Company for the fiscal years December 31, 2001 and 2000 are attached hereto as Exhibit A.

Audited financial statements for Cyper Entertainment Co., Ltd., our wholly-owned subsidiary acquired on April 22, 2002, are attached hereto as Exhibit B.

PART III

ITEMS 1 AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS
Exhibit No.	Description
2	Share Exchange Agreement between the Company and Cyper Entertainment Co., Ltd. (1)
3.1	Bylaws (2)
3.2	Certificate of Incorporation dated May 8, 1996 (2)
3.3	Articles of Amendment to the Certificate of Incorporation (3)
4	Stock Specimen
11.1	Statement re: computation of earnings per share (4)
22	Subsidiaries of the Registrant (5)
24.1	Consent of Moore Stephens, P.C.
24.2	Consent of Weinberg and Company, P.A.
24.3	Consent of Ernst and Young International (6)

(1) Incorporated by reference from the Form 8-K filed on May 17, 2002.

(2) Incorporated by reference from the Form 10-SB filed on February 23, 2000.

(3) Filed July 16, 2002.

(4) The information required by this Exhibit can be determined from the Financial Statements included in Part F/S.
  Cyper Entertainment Co., Ltd., a Korea corporation (100%).
  Incorporated by reference from the Form 8-K/A filed on May 17, 2002.

SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
AMERICAN ENTERTAINMENT and ANIMATION CORPORATION.
Dated: July 17, 2002	/s/ Marc M. Hazout
By: Marc M. Hazout, Chief Executive Officer

Exhibit A

AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and Stockholders'

of American Electric Automobile Company, Inc.

We have audited the accompanying consolidated balance sheet of American Electric Automobile Company, Inc. and subsidiary [a development stage company] as of December 31, 2001, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended and for the period from June 15, 1996 [inception] to December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the cumulative data from June 15, 1996 to December 31, 2000. That cumulative data were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts in the cumulative data through December 31, 2000, is based solely on the report of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Electric Automobile Company, Inc. and subsidiary [a development stage company] as of December 31, 2001 and the results of their operations and their cash flows for the year then ended and for the period from June 15, 1996 (inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has recurring losses from operations and has a net capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Moore Stephens, P.C.

Certified Public Accountants

New York, New York

April 23, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:

American Electric Automobile Company, Inc. and Subsidiary

We have audited the accompanying consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for American Electric Automobile Company, Inc. and Subsidiary for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the results of operations and cash flows for American Electric Automobile Company, Inc. and Subsidiary for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is a development stage company with accumulated operating losses, a working capital deficiency, and a stockholders deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning this matter are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WEINBERG and COMPANY, P.A.

Boca Raton, Florida

April 6, 2001

AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2001

ASSETS
CURRENT ASSETS
Cash	$ 655
Advances receivable - related parties	47,823
Total Current Assets	48,478

PROPERTY AND EQUIPMENT, NET	5,474
OTHER ASSETS	682
TOTAL ASSETS	$ 54,634

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 145,101
Advances payable - related parties	59,197
Total Current Liabilities	204,298

STOCKHOLDERS' DEFICIT
Preferred stock, $.0001 par value, 20,000,000 shares authorized,	-
none issued and outstanding
Common Stock, $.0001 par value, 50,000,000 shares authorized,
6,868,566 shares issued and outstanding	687
Additional paid-in capital	1,002,672
Deficit accumulated during development stage	(1,153,023)
TOTAL STOCKHOLDERS' DEFICIT	(149,664)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 54,634

AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31, 2001	For the year ended December 31, 2000	For the period from June 15, 1996 [Inception] to December 31, 2001

NET REVENUES	$ -	$ -	64,888

COST OF REVENUES	19,169	-	74,482

GROSS MARGIN	(19,169)	-	(9,594)

OPERATING EXPENSES
Legal and professional fees	74,995	145,684	274,227
Management and directors' fees	138,400	76,117	309,588
Consulting expense	5,490	26,431	154,449
Advertising expense	130	7,478	42,135
General and administrative	95,337	134,506	296,235
TOTAL OPERATING EXPENSES	314,352	390,216	1,076,634

LOSS FROM OPERATIONS	(333,521)	(390,216)	(1,086,228)

OTHER INCOME (EXPENSES)
Interest income - related parties	8,251	6,339	14,590
Interest expense - related parties	(4,615)	(673)	(7,425)
Loss on disposal of asset	(9,211)	-	(9,211)
Loss on investment	-	(39,016)	(61,240)
Other (expense) income	(450)	4,270	3,820
TOTAL OTHER EXPENSES	(6,025)	(29,080)	(59,466)
LOSS BEFORE PROVISION FOR INCOME TAXES	(339,546)	(419,296)	(1,145,694)

PROVISION FOR INCOME TAXES	-	-	7,329

NET LOSS	(339,546)	(419,296)	(1,153,023)

Net loss per common share - basic and diluted	$ (0.05)	$ (0.13)

Weighted average number common shares issued	6,407,625	3,305,596

AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

FOR THE PERIOD JUNE 15, 1996 [INCEPTION] TO DECEMBER 31, 2001
			Common Stock		Additional
	Common Stock		To Be Issued		Paid-In	Accumulated	Subscription	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	Deficit

Issuance of stock to founders for services	55,000	$ 6	-	$ -	$ 159			$ 165
Issuance of stock to founder for cash	333,334	33			967			1,000
Issuance of stock for investment in CEHK	50,000	5			37,495			37,500
Issuance of stock to purchase subsidiary	350,000	35			70	(1,060)		(955)
Issuance of stock for cash	13,333	1			9,999			10,000
Net loss, 1996	-	-	-	-	-	(14,198)	-	(14,198)
Balance, December 31, 1996	801,667	$ 80	-	$ -	$ 48,690	$ (15,258)	$ -	$ 33,512

Issuance of stock for vehicle	33,333	3			24,997			25,000
Issuance of stock for cash	37,333	4			28,896			28,900
Issuance of stock for services	46,333	5			34,745			34,750
Net loss, 1997	-	-	-	-	-	(142,622)	-	(142,622)
Balance, December 31, 1997	918,666	$ 92	-	$ -	$ 137,328	$ (157,880)	$ -	$ (20,460)

Issuance of stock for vehicle	10,667	1			7,999			8,000
Issuance of stock for cash	58,667	6			49,995			50,001
Net loss, 1998	-	-	-	-	-	(54,404)	-	(54,404)
Balance, December 31, 1998	988,000	$ 99	-	$ -	$ 195,322	$ (212,284)	$ -	$ (16,863)

Issuance of stock for cash	151,918	15			56,759		(4,000)	52,774
Issuance of stock for debt	16,000	2			8,773			8,775
Issuance of stock for services	36,000	3	298,667	30	126,467			126,500
Forgiveness of debt of related party					23,000			23,000
Net loss, 1999	-	-	-	-	-	(181,898)	-	(181,898)
Balance, December 31, 1999	1,191,918	$ 119	298,667	$ 30	$ 410,321	$ (394,182)	$ (4,000)	$ 12,288

Cancel stock returned to company	(10,667)	(1)			(3,999)		4,000	-
Issuance of stock for cash	4,296,666	430			667,070		(278,539)	388,961
Cancel shares for non-payment	(442,433)	(44)			(165,868)		153,791	(12,121)
Issuance of stock for services	653,667	65	(298,667)	(30)	28,365			28,400
Forgiveness of debt reclassification					(23,000)			(23,000)
Net loss, 2000	-	-	-	-	-	(419,296)	-	(419,296)
Balance, December 31, 2000	5,689,151	$ 569	-	$ -	$ 912,889	$ (813,478)	$(124,748)	$ (24,768)

Shares issued for services January	154,000	15			15,385			15,400
Cash received for subscription receivable January							124,748	124,748
Shares issued for Consulting Agreement March	300,000	30			29,970			30,000
Shares issued for services April	216,666	22			12,978			13,000
Shares issued for services April	24,999	2			1,498			1,500
Shares issued for services July	175,000	18			13,983			14,001
Shares issued for services July	18,750	2			1,498			1,500
Shares issued for services October	260,000	26			12,974			13,000
Shares issued for services October	30,000	3			1,498			1,501
Other adjustment						1		1
Net Loss, 2001	-	-	-	-	-	(339,546)	-	(339,546)
Balance - December 31, 2001	6,868,566	$ 687	-	$ -	$ 1,002,672	$ (1,153,023)	$ -	$ (149,664)

AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the year ended December 31,	For the year ended December 31,	For the period from June 15, 1996 [Inception] to
	2001	2000	December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(339,546)	(419,296)	(1,153,023)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation	4,638	14,892	41,487
Impairment of investments	-	39,016	61,240
Write-down of asset	5,140	21,746	26,886
Loss on disposal of assets	9,211	-	9,211
Gain on debt forgiveness	-	3,398	3,398
Write-off of inventory	19,169	-	19,169
Forgiveness of debt reclassification	-	(23,000)	(23,000)
Gain on settlement of debt	550	-	550
Stock issued for services	89,90 1	28,400	280,777
(Increase) decrease in:
Advances receivable - related parties	(45,571)	4,960	(48,297)
Inventories	-	(20,515)	(28,510)
Prepaid expense	6,168	(6,168)	-
Increase (decrease) in:
Accounts payable and accrued expenses	116,08 3	16,970	153,930
Advances payable - related parties	41,991	(5,800)	96,950
Income taxes payable	(800)	(3,540)	-
Net Cash Used In Operating Activities	(93,066)	(348,937)	(559,232)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiaries	-	(20,266)	(21,221)
Proceeds from sale of equipment	500	-	500
Purchase of property and equipment	(1,316)	(21,864)	(45,730)
Net Cash Used In Investing Activities	(816)	(42,130)	(66,451)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on notes payable	(16,419)	20,000	3,581
Proceeds from issuance of notes payable	-	(21,507)	(21,507)
Cash overdraft	(13,899)	13,899	-
Proceeds from subscription receivables - net	124,748	-	124,748
Proceeds from issuance of common stock - net	-	376,841	519,516
Net Cash Provided By Financing Activities	94,430	389,233	626,338

Net increase (decrease) in Cash	548	(1,834)	655

Cash - beginning of period	107	1,941	-
Cash - end of period	655	107	655

American Electric Automobile Company, Inc. and Subsidiary

Notes to Consolidated Financial Statements

  THE COMPANY

  American Electric Automobile Company, Inc. ("AEAC") (a development stage company), a Delaware corporation, was incorporated on May 9, 1996. The Company is headquartered in Ontario, Canada and operates primarily in the United States and Canada. On June 15, 1996, AEAC acquired all of the outstanding stock of California Electric Automobile Co., Inc. ("CEAC"), a California corporation incorporated on November 14, 1995 (together the "Company"). AEAC exchanged 1,050,000 shares of its common stock (prior to a 1 for 3 stock split), in a ratio of ten to one, for all of the outstanding shares of CEAC. The acquisition was accounted for using the purchase method of accounting. Under this method, the assets were recorded at their fair market value. The $95 excess value of the stock issued over the fair market value of the assets acquired was recorded as goodwill and subsequently written off in that year.

  The Company's mission is to provide environmentally sensitive, quality and cost effective electric automotive transportation domestically with cooperative structuring of opportunities with global partners.

  GOING CONCERN

  The Company's financial statements for the year ended December 31, 2001 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of approximately $339,500 for the year ended December 31, 2001 and has accumulated losses since inception of approximately $1,153,000. In addition, the Company's had a working capital deficiency of $155,800 at December 31, 2001. These factors create an uncertainty about the Company's ability to continue as a going concern.

  Management's plans to alleviate these factors and allow the Company to continue as a going concern primarily consist of seeking additional equity investments. In February 2002 the Company entered into negotiations to acquire 100% of the stock of an operating company (see Note 11).

  The ability of the Company to continue as a going concern is dependent on the success of its plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company balances and transactions have been eliminated in consolidation.

  Use of Estimates

  In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported periods. Actual results could differ from those estimates.

  Cash and Cash Equivalents

  For purposes of the cash flows statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents at December 31, 2001.

  Inventory

  Inventories of automobiles and conversion parts of gas to electric are stated at cost on a specific identification basis.

  Property and Equipment

  Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally from three to five years.

  Concentration of Credit Risk

  The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

  The Company does not believe it is exposed to any credit risk from advances receivable because these are all from related parties.

  The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

  Revenue Recognition

  The Company recognizes revenue on each automobile conversion when the completed conversion is billed and delivered to the respective customer.

  Income Taxes

  The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" . Under SFAS No.109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Advertising Expense

  Advertising costs are expensed as incurred.

  Loss per share of Common Stock

  Loss per share and common equivalent share are calculated on the basis of weighted average number of common shares outstanding. Due to the antidilutive effect of the assumed exercise of outstanding common stock equivalents at December 31, 2001 and 2000, loss per share does not give effect to the exercise of these common stock equivalents in either year, but they may dilute earnings per share in the future.

  Impairment

  The Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment.

  In September 2001, the FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121 "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of", but retains the basic requirements regarding when and how to measure an impairment loss. SFAS No. 144 applies to long-lived assets to be held or disposed of but specifically excludes certain classes of assets such as goodwill and intangibles not being amortized. The Company does not believe that the adoption of this standard will have a material impact on the Company's financial position or results of operations.

  Stock-based Compensation

  On July 1, 1996, the Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" for stock options and similar equity instruments (collectively, "options") issued to employees; however, the Company will continue to apply the intrinsic value based method of accounting for options issued to employees prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issues to Employees" rather than the fair value based method of accounting prescribed by SFAS No. 123. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

  Foreign Currency Transactions

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the US dollar are included in the results of operations as incurred. Foreign transaction gains and losses are immaterial.

  RELATED PARTIES

  Advances receivable - related parties consist of advances to an officer and shareholder of the Company and to a company owned by officers and shareholders of the Company. The balances are approximately $17,300 and $30,500, respectively, at December 31, 2001. The advances have no stated maturity date. Interest income is calculated at an annual rate of 11%.

  Advances payable - related parties consist of advances received from companies owned by officers and shareholders of the Company. None of the advances have a stated maturity an advance of approximately $35,700 bears interest at an annual rate of 11%. An advance of approximately $16,700 and three others aggregating approximately $6,800 are non-interest bearing.

  The Company is a party to a month-to-month lease for office space with a company owned by an officer and shareholder of the Company. Rental expense under this lease for the years ended December 31, 2001 and 2000 was approximately $5,700 and $1,400, respectively. At December 31, 2001 approximately $5,700 is owed to the related party and this balance is included in the $6,800 amount stated above.

  Included in general and administrative expenses is approximately $28,000 of management and administrative services charged by companies owned or controlled by officers and directors of the Company.

  PROPERTY AND EQUIPMENT

  Property and equipment at December 31, 2001 consists of the following:

Machinery and Equipment	$ 10,580
Other fixed assets	35
Total Cost	10,615
Accumulated Depreciation	(5,141)
Net Property and Equipment	$ 5,474

  Depreciation expense for the years ended December 31, 2001 and 2000 charged to operations and included in general and administrative expense was approximately $4,600 and $14,900, respectively.

  INCOME TAXES

  At December 31, 2001 the Company had recorded a net deferred tax asset of approximately $400,000. This deferred tax asset is due primarily to the accumulated net operating losses. A valuation allowance of an equal amount has been recorded because the Company believes it is more likely than not that the losses will not be utilized. The valuation allowance increased approximately $129,000 and $211,000 for the years ended December 31, 2001 and 2000, respectively.

  The Company has accumulated approximately $930,000 of taxable losses which can be used to offset future federal taxable income. The utilization of the losses expire as follows:

Year	Amount
2015	$ 800
2016	10,600
2017	49,600
2018	26,800
2019	87,200
2020	417,000
2021	338,000
$ 930,000

  STOCK OPTIONS

  The Company applies APB Opinion No. 25 and related interpretations in accounting for stock options issued to employees. Accordingly, no compensation cost has been recognized for options issued to employees as of December 31, 2001 and 2000. Had compensation cost for the Company's stock-based compensation been determined on the fair value method at the grant dates for awards, consistent with Statement of Accounting Standards No 123, "Accounting for Stock Based Compensation"(Statement No. 123), the Company's net loss for the year ended December 31, 2000 would have been increased to the pro-forma amounts indicated below. In 2001 the difference between the net loss as reported and proforma amount was immaterial to the financial statements.

For the year ended December 31,		2000
Net Loss	As reported	$ 419,296
	Proforma	$ 421,963

Net Loss per Share	As reported	$ (.13)
	Proforma	$ (.13)

  The following table summarizes information concerning currently outstanding and exercisable stock options and warrants:

	Exercise Price	Outstanding at December 31, 2001	Weighted Average Contractual Life	Exercisable at December 31, 2001

Options	$0.75	133,333	0.76 years	133,333

  For financial statement disclosure purposes, the fair market value of each stock option grant is estimated on the date of grant using the minimum value method, which did not differ from the fair market value computed using the Black-Scholes method, in accordance with Statement No. 123 using the following weighted-average assumptions: expected dividend yield 0%, risk-free interest rate of 6.0%, volatility of zero and expected term of three years. There were no stock options granted in 2001.

  The majority shareholder of the Company holds an option to purchase 3,000,000 common shares at a price of $.08 per share. The option expires in August 2002.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

  SFAS No. 107, "Disclosures about Fair Values of Financial Instruments", requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

  For certain financial instruments, including cash, current receivables and current payables, it was assumed that the carrying amount approximated fair value because of the near term maturities of such obligations.

  LITIGATION

  In the normal course of its operations, the Company has been or, from time to time, may be named in legal actions seeking monetary damages. While the outcome of these matters cannot be estimated with certainty, management does not expect, based upon consultation with legal counsel, that they will have a material effect on the Company's business or financial condition or results of operations.

  NEW ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board ("FASB") has issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" in July 2001. These statements will change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this SFAS, which for companies with calendar year ends, will be January 1, 2002.

  The Company expects that adoption of SFAS No. 142 will not have a material impact on its financial statements.

  SUBSEQUENT EVENTS

  In February 2002, the Company settled its Note payable to a company that is controlled by a former president of the Company. The Company sold three electric vehicles to the related party for $1,250 in cash and settlement of an outstanding loan payable. Since this was a negotiation that was on going at December 31, 2001, the transaction is reflected in the accompanying financial statements.

  In February 2002, CEAC discontinued operations as it did not generate sufficient revenues to meet its obligations. All significant obligations are included in the December 31, 2001 balance sheet. Management estimates that any gain or loss on disposal will be immaterial.

  In April 2002, through a resolution of the Board of Directors, the Company rescinded 1,654,415 shares of common stock and replaced these with warrants to purchase 3,308,830 of common stock shares. The rescission included 879,415 shares issued in 2001 and 775,000 shares issued in 2002. The warrants are dated as of the respective days on which the shares were originally issued. The shares were issued as payment for officers' salaries and directors' fees. The terms of the warrants are such that there is no effect on the compensations and fees originally recorded.

  For periods after April 2002, the expense originally recorded may need to be adjusted in accordance with FASB Interpretation ("FIN") 44 "The Accounting for Certain Transactions Involving Stock Compensation". FIN 44 requires variable accounting for a fixed award that replaces another fixed award. Variable accounting necessitates the recognition, either increase or decrease, of changes in the market value of the stock as they relate to the award given. Adjustments, which cannot be reduced below the original compensation cost, are made until the replacement award is exercised, forfeited or expires unexercised.

  In February 2002 the Company entered into negotiations to issue 20,000,000 common shares for 100% of the outstanding shares of Cyper Entertainment, Inc. ["Cyper"], a Korean-based manufacturer of 3D based digital animation, multi-media and entertainment products. If the negotiations are finalized as per the terms of the draft contract, for accounting purposes the acquisition would be recorded as a recapitalization of Cyper with Cyper as the acquirer. The 20,000,000 shares issues will be treated as shares issued for cash.

  RECLASSIFICATION

  Certain amounts in the December 31, 2000 financial statements have been reclassified to conform to the December 31, 2001 presentation.

  STATEMENTS OF CASH FLOWS SUPPLEMENTAL DISCLOSURES

For the years ended December 31, 2001 and 2000, the Company issued 1,179,415 and 355,000 common shares, respectively, for services rendered by officers and directors. The value of the services was $89,901 and $28,430, respectively. During 2000, the Company reclassified $23,000 of stock issued in 1999 pursuant to a settlement agreement from additional paid-in capital to forgiveness of debt.

For the year ended December 31, 2001 and 2000, there were no income taxes or interest expense paid by the Company.

CYPER ENTERTAINMENT CO., LTD.

FINANCIAL STATEMENTS

Years ended December 31, 2001 and 2000

with

INDEPENDENT AUDITOR'S REPORT

YOUNG WHA

ERNST and YOUNG INTERNATIONAL

Independent Auditor's Report

The Board of Directors and Stockholders

Cyper Entertainment Co., Ltd.

We have audited the accompanying balance sheet of Cyper Entertainment Co., Ltd. (the "Company") as of December 31, 2001 and 2000 and the related statement of income, disposition of deficit and cash flow for the years then ended, all expressed in Korean won, These financial statements are the responsibility of Cyper Entertainment co., Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our review in accordance with the auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, expressed in Korean won, present fairly, in all material respects, the financial position of Cyper Entertainment Co., Ltd. as of December 31, 2001 and 2000, and the results of its operations, disposition of undisposed accumulated deficit and cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

We have also reviewed the translation of the 2001 financial statements referred to above into United States dollar amounts on the basis described in Note 1. Based on our review, such financial statements have been properly translated on such basis. The United States dollar amounts are presently translated on such basis. The United States dollar amounts are presently solely for the convenience of the reader.

Without qualifying our opinion, we draw attention to Note 14 to the financial statements. Which states that the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined.

The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying financial statements are not intended for use by those who are not informed about Korean accounting principles or auditing standards and their application in practice.

March 9, 2002

CYPER ENTERTAINMENT CO., LTD.

BALANCE SHEET

Years ended December 31, 2001 and 2000
			U.S. dollars
			in thousands
	Korean Won in thousands		(Note 1)
Assets	2001	2000	2001

Current assets:
Cash and cash equivalents (Note 2)	W 51,484	W 369,733	$ 39.2
Short term financial instruments (Note 3)	10,000	-	7.6
Accounts and notes receivable (note 14):	11,930	-	9.1
Inventories	-	-	-
Advance payments	24,752	92,417	18.8
Prepaid expenses	446	13,623	0.3
Other	7,189	15,881	5.5

Total current assets	105,801	491,654	80.5

Investments and other assets
Long-term financial instruments	35,539	7,940	27.1
Lease keymoney deposit	64,000	281,605	48.7
Deferred income tax assets (Note 17)	354,511	169,352	269.9
Total investments and other assets	454,050	458,897	345.7

Property, plant and equipment (Note 7):
Machinery and equipment	940,585	940,585	716.1
Vehicles	34,021	34,021	25.9
Furniture and fixtures	223,805	568,895	170.4
	1,198,411	1,543,501	912.4
Less accumulated depreciation	(228,997)	(122,724)	-174.3
Property, plant and equipment, net	969,414	1,420,777	738.0

Intangible assets, net of amortization:
3D Animation (Note 6)	1,787,505	360,000	1,360.9
Other	329	659	0.3
	1,787,834	360,659	1,361.1

Total assets	W 3,317,099	W 2,731,987	$ 2,525.4

(Continued)

See accompanying notes and accountants' review report.

CYPER ENTERTAINMENT CO., LTD.

BALANCE SHEET (CONT'D)

Years ended December 31, 2001 and 2000
			U.S. dollars
			in thousands
	Korean Won in thousands		(Note 1)
Liabilities and Stockholders' Equity	2001	2000	2001

Current Liabilities:
Short-term borrowings (Note 8)	W 135,000	W 115,000	$ 102.8
Accounts and notes payable - other	161,800	271,607	123.2
Accrued income taxes (note 12):	58,426	9,970	44.5
Current portion of long-term debt (Note 8)	300,000	0	228.4
Accrued expenses	609,990	181,592	464.4
Total Current liabilities:	1,265,216	578,169	963.2

Long-term liabilities
Long-term debt (Note 8)	0	300,000	-
Convertible bond	980,000	980,000	746.1
Long-term accrued interest expenses (Note 8)	74,602	1,007	56.8
Severance and retirement benefits (Note 9)	75,984	0	57.8
Other debt	642,879	454,132	489.4
Total long-term liabilities	1,773,465	1,735,139	1,350.2
Total liabilities	3,038,681	2,313,308	2,313.4

Stockholders' equity (Note 11):
Authorized - 50,000,000 shares
Issued and outstanding;
Common stock - W500 par shares;	617,500	592,500	470.1
1,235,000 shares in 2001 and 1,185,000 shares in 2000
Capital surplus;
Paid-in capital in excess of par value	424,062	249,529	322.8
Retained earnings;
Undisposed accumulated deficit	(763,144)	(423,350)	(581.0)

			-
Total stockholders' equity	278,418	418,679	212.0

Total liabilities and stockholders' equity	W 3,317,099	W 2,731,987	$ 2,525.4

See accompanying notes and accountants' review report.

CYPER ENTERTAINMENT CO., LTD.

STATEMENTS OF INCOME

Years ended December 31, 2001 and 2000
			U.S. dollars
			in thousands
	Korean Won in thousands		(Note 1)
	2001	2000	2001

Net sales (Note 14)	W 224,209	W 601,315	$ 170.7
Cost of sales (Notes 14)	252,853	779,207	192.5
Gross loss	(28,644)	(177,892)	-21.8
Selling, general and administrative expenses	559,613	399,925	426.0
Operating loss	(588,257)	(577,817)	-447.9

Other income:
Interest expense	191	205	0.1
Gain on exemption of debts	490,681	0	373.6
Miscellaneous	5,195	6,763	4.0
Total other income	496,067	6,968	377.7

Other expenses:
Interest expense	135,864	19,876	103.4
Loss on amortization of intangible assets	0	1,838	-
Loss on disposition of tangible assets	290,681	-	221.3
Miscellaneous	6,217	139	4.7
Total other expenses	432,762	21,853	329.5
Loss before income taxes	(524,952)	(592,702)	-399.7
Provision for income taxes (Note 12)	185,158	169,352	-141.0
Net loss	W (339,794)	W (423,350)	-258.7
Per share amounts (Korean won in units) (Note 13):
Ordinary earnings per share	W (-)562	W (-)586	$ (-)0.43
Earnings per share	(-)281	(-)586	(-)0.20

See accompanying notes and accountants' review report.

CYPER ENTERTAINMENT CO., LTD.

STATEMENTS OF DISPOSITION OF DEFICIT

Years ended December 31, 2001 and 2000
			U.S. dollars
			in thousands
	Korean Won in thousands		(Note 1)
	2001	2000	2001

Accumulated deficit before deposition	W	W	$
Undisposed accumulated deficit
carried over from prior years	423,350	423,350	322.3
Net loss	339,794	423,350	258.7
	763,144	423,350	581.0
Disposition	-	-	-
Undisposed accumulated deficit to be
carried forward to next year	W 763,144	W 423,350	$ 581.0

CYPER ENTERTAINMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

1. Organization and business

Cyper Entertainment Co., Ltd. (the "Company") was incorporated in 2000 in accordance with the laws of the Republic of Korea, to manufacture and distribute 3D digital animation, multi media, and entertainment related products. The Company's head office is located in Seoul, Korea.

Mr. Duk-Jin Jang, the president of the Company and largest shareholder, owns 51.30% of the Company's outstanding shares.

2. Basis of interim financial statements and summary of significant accounting policies

Basis of financial statements - The Company maintains its official accounting records in Korean won prepares its statutory financial statements in conformity with accounting principles generally accepted in the Republic of Korea ("Korean GAAP"), which may differ from accounting principles generally accepted in countries and jurisdictions other than the Republic of Korea. Accordingly, the accompanying financial statements are not intended for use by those who are not informed about Korean GAPP and their application in practice.

For the convenience of the reader, in preparing the accompanying financial statements, certain reclassifications, and changes in statement format and extent of disclosures have been made to the financial statements issued in the Korean language for domestic statutory purposes. Certain supplementary information included in the statutory Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations and cash flows, is not presented in the accompanying financial statements.

Basis of translation the financial statements - For the convenience of the reader, the 2001 financial statements, expressed in Korean won, have been translated into United States dollar amounts at the exchange rate of W 1313.5 to US$1, the average middle exchange rate for trading on December 31, 2001. Such translation should not be construed as a representation that any or all of amounts stated in Korean won could have been converted into United Stated dollars at this or any other rate.

CYPER ENTERTAINMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

2. Basis of interim financial statements and summary of significant accounting policies (cont'd)

Cash equivalents - Marketable securities and short-term financial instruments with original maturities of three months or less, and which are easily converted into cash and which have no significant risk of loss in value by interest rate fluctuations, are considered as cash equivalents.

Allowance for doubtful accounts - The Company provides an allowance for doubtful accounts in consideration of estimated losses that may arise from non-collection of its receivables. The estimate of losses is based on the estimated collectibles of receivables and historical bad debts experience.

Inventories - Finished goods and work-in process are valued at production costs, plus incidental expenses, determined using total average cost method.

Property, plant and equipment - Property, plant and equipment are stated at cost. Expenditures that enhance the value or extend the lives of assets are capitalized as additions to property, plant and equipment. Maintenance and repairs are expensed in the year in which they are incurred.

Depreciation of tangible asset is computed using the straight-line method, based on the following estimated useful lives:

Useful lives

Machinery and equipment	10 years
Vehicles	5
Furniture and fixtures	5

CYPER ENTERTAINMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

2. Basis of interim financial statements and summary of significant accounting policies (cont'd)

3D Animation - 3D Animation, manufactured by computer graphic, is stated at production cost. The production cost of 3D Animation is transferred to cost of goods manufactured equal amount to recognized sales of current term in proportion to total expected sales of related project and the residual production cost is annually assessed by possibility of realization in the future.

Intangible assets - Intangible assets, organizing cost, is amortized over 3 years using the straight-line method.

Convertible bonds - Convertible bond is recorded in the Company's accounts using the same method with debentures. Interest expense is calculated using effective interest rate which makes present value of cash flow of the principle and interest (including redemption premium) equal to market value of a bond and redemption premium interest is recorded in long-term accrued interest expense.

Severance and retirement benefits - In accordance with the Company's regulations, employees and directors with more than one year of service are entitled to severance and retirement benefits upon termination of their employment based on years of service, rates of pay in effect at the time of termination and certain other factors. The annual provision is sufficient to state the estimated obligation arising from services performed to and at rates of pay in effect at the balance sheet date. Funding of this liability is not required by Korean law.

Basis of revenue recognition - Sales of finished goods is to be recognized when goods are sold and delivered. Revenues related to pre-contract sales are recognized using the percentage-of-completion method.

CYPER ENTERTAINMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

2. Basis of interim financial statements and summary of significant accounting policies (cont'd)

Income taxes - Korean GAAP requires the recognition of deferred tax assets and liabilities arising from temporary differences between the financial reporting and tax reporting bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates which are expected to be applied to taxable income in the period such temporary differences are expected to be recovered or settled.

Per share amounts - Ordinary earnings and earnings per share of common stock are computed by dividing ordinary income and net income by the weighted average number of shares of common stock issued and outstanding during the period (1,235,000 shares in 2001 and 1,185,000 shares in 2000). Ordinary earnings per share is also required to be disclosed and is computed by reversing the effect of extraordinary items (net of the effect of income taxes), if any.

Use of estimates - The preparation of financial statements in conformity with Korean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
  Restricted deposits

As of December 31, 2001, W10, 000 thousand (US$7.6 thousand) of short-term financial instruments have been provided as collateral in connection with short-term borrowings.

4. Ordinary development costs

Ordinary development expenses amounting to W104, 929 thousand (US$79.4 thousand) and W100, 138 thousand (US$76.2 thousand) for the periods ended December 31, 2001 and 2000, respectively, were charged to current operations.

CYPER ENTERTAINMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

5. Insurance

Machinery and equipments are insured against fire and other casualty damage for up to W 750,000 thousand (US$571thousand) as of December 31, 2001.

6. Borrowings and guarantees

Borrowings as of December 31, 2001 and 2000 are as follows:

		Korean won in thousands		U.S dollars In thousands
Type	Interest rates	2001	2000	2001
Short-term borrowings
Industrial Bank	10.20%	W 35,000	W 35,000	$ 26.6
Hanna Bank	7.85%	50,000	50,000	38.1
Hanna Bank	-	-	30,000	-
Nice storm media	-	50,000		38.1
		W 135,000	W 115,000	$ 102.8
Long-term debt	7.85%	W 300,000	W 300,000	228.4
Hanna Bank
Less: Current portion of long-term debt		300,000	-	0
		-	W 300,000	$ 228.4

In connection with the repayment of above long-term debt, the Company's tangible assets have been mortgaged to the bank as security to the extent of W 300,000 thousand (US$ 228.4 thousand). And Korea Technology Credit Guarantee Fund has issued a guarantee on behalf of the Company for up to W297, 500 thousand (US$ 226.5thousand) to the bank.

Bank deposit amounting to W10, 000 thousand (US$ 7.6 thousand) at December 31, 2001 have been deposited with banks as security for short-term debt

CYPER ENTERTAINMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

7. Convertible bond

As of December 31, 2001and 2000, the convertible bond is as follows:

Description	Issue date	Expiration date	Stated interest rate	Korean won In thousand	U.S dollars In thousands
Convertible bond	2000.12.26	2003.12.26	2.0%	W980,000	US$746.1

The conditions of issuance are as follows:

Description	Conditions of issuance
Stated interest rate	2.0%
Yield to maturity	9.5%
Convertible periods	2000.12.26 - 2003.12.26
Kind of stock to be issued	Common stock
Conversion price	W3,500(US$2.66) Per share

8. Severance and retirement benefits

Changes in severance and retirement benefits for the year ended December 31, 2001 are as follows.

Beginning balance at January 1, 2001	W -
Payments	-
Provision	75,984
Ending balance at December 31, 2001	75,984
Entitled amount by Korean Labor standard laws	W 75,984

CYPER ENTERTAINMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

9. Stockholders' equity

As of December 31, 2001, the authorized common shares and the outstanding common shares are 50,000,000 and 1,235,000 shares, respectively with par value of W500

As of December 31, 2001, the ownership of the Company's is as follows:

Name of stockholders	Number of shares	Ownership (%)
Duk-Jin Jang	633,600	51.30
Chin-Kwon Jeong	80,000	6.48
FMG Co., Ltd.	60,000	4.86
Others	461,400	37.36
Total	1,235,000	100.00

10. Income taxes

The Company is subject to corporate income tax, including resident surtax, at the aggregate rates of 17.6% on taxable income up to W100,000 thousand and 30.8% on taxable income in excess of W100,000 thousand.

Reconciliations between income before income taxes for financial reporting purposes and taxable income for corporate income tax reporting purposes are summarized as follows (Korean won in thousands):

Description	2001	2000
Income before income taxes as per the financial statements	W (-)524,951	W (-)592,703
Permanent difference	-	-
Temporary differences:
Severance and retirement benefits	75,919	-
	75,919	-

CYPER ENTERTAINMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

10. Income taxes (cont'd)

Description	2001	2000
Taxable income	W (-)449,032	W (-)592,703

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. Significant changes in cumulative temporary differences for the period ended December 31, 2001 are as follows: (Korean won in thousand)

	Korean won in thousands
Description	Beginning balances	Increase/ (decrease)	Ending balances
Severance and retirement benefits	-	75,919	75,919

The Deferred tax credits as of the year ended December 31, 2001 is as follows:

Description	Korean won in thousand	U.S. Dollars In thousands
Accumulated temporary difference	W 75,984	$ 57.8
Undisposed deficit	1,117,655	850.9
	W 1,193,639	$ 908.7
Tax rate (future)	29.7%	29.7%
Deferred tax asset	W 354,511	$ 269.9

The effective income tax rates for the years ended December 31, 2001 and 2000 are (-) 35.0% and (-) 28.6%, respectively.

CYPER ENTERTAINMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

11. Per share amounts

Ordinary earnings per share and earnings per share for the periods ended December 31, 2001 and 2000 are computed as follows (Korean won and shares in units):

Description	2001	2000
Net income	W (-)339,794,150	W (-)423,350,203
(+)Extraordinary loss		-
(-)Extraordinary income	490,681,375	-
(+)Income tax expense on extraordinary income	151,129,863	-
Ordinary income	(-)679,345,662	(-)423,350,203
Weighted average number of shares of common stock	1,209,109	722,657
Ordinary earnings per share	W (-)562	W (-) 586
Earnings per share	W (-)281	W (-) 586

12. Financial data for the calculation of added value

The accounts and amounts which are required to be disclosed in connection with the calculation of the added value of the Company's operations for the periods ended December 31, 2001 and 2000 are as follows:

	Korean won in thousands
Description	2001	2000
Salary	W 1,219,135	W 628,551
Severance and retirement benefits	75,984	-
Other employee benefits	28,819	37,826
Rent	335,491	127,007
Taxes and dues	11,391	7,467
Depreciation	227,176	122,725
	W 1,897,996	W 923,576

CYPER ENTERTAINMENT CO., LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

13. Stock options

The Company may provide stock options within 20% of the total outstanding shares for officers and employees under the provision of article 16, paragraph 3 of the Working Act on Supporting Venture Companies. However, the Company has not issued any stock options as at December 31, 2001.

14. Korean economy

Beginning in 1997, the Republic of Korean and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy continued to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking and financial services industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking and financial services industry is currently undergoing forced consolidations and significant uncertainty exists with regard to the availability of financing. The Company's operating plans call for obtaining certain amounts of short-term financing during the coming year. If such financing is not available, the Company may be required to make significant changes to its operating plans.

The accompanying financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

EXHIBIT C

AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC.

PRO FORMA BALANCE SHEET AS OF DECEMBER 31, 2001

ASSUMING PURCHASE OF CYPER ENTERTAINMENT CO., LTD.

ON DECEMBER 31, 2001 (UNAUDITED)

Pursuant to Item 310(d)(2)(ii) of Regulation S-B, set forth below is a pro forma balance sheet of American Electric Automobile Company, Inc. (the "AEAC") giving effect to the acquisition of Cyper Entertainment Co., Ltd. ("Cyper") as of December 31, 2001, the most recent balance sheet filed by AEAC pursuant to Item 310(a) or (b). The pro forma balance sheet reflects the combined consolidated balance sheets of AEAC and Cyper as of December 31, 2001 after giving effect to adjustments reflecting the consideration paid by AEAC and the elimination of intercompany accounts.

	AEAC (12/31/01)	Cyper (12/31/01)	AEAC (Pro Forma)

Assets
Current Assets
Cash	$ 655	$ 39,200	39,855
Short term financial instruments	--	7,600	7,600
Accounts Receivable	--	9,100	9,100
Advance payments	--	18,800	18,800
Prepaid expenses	--	300	300
Other	--	5,500	5,500
Advances rec - related party	47,823	--	47,823
Total Current Assets	48,478	80,500	128,978

Investments and other assets
Long-term financial instruments	--	27,100	27,100
Lease keymoney deposit	--	48,700	48,700
Deferred income tax assets	--	269,900	269,900
Total investments and other assets		345,700	345,700

Property and Equipment
Machinery and Equipment	--	716,100	716,100
Vehicles	--	25,900	25,900
Furniture and fixtures	5,474	170,400	175,874
	5,474	912,400	917,874
Less: Accum. Dep.	0	(174,300)	(174,300
Total Property and Equipment, net	5,474	738,000	743,474

Intangible Assets, net of amortization
3D Annimation	0	1,360,900	1,360,900
Other assets	682	300	982
Total Intangible Assets	682	1,361,100	1,361,782

Total Assets	$ 54,634	$ 2,525,400	$ 2,580,034

Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued expenses	$ 145,101	$ 587,600	$ 732,701
Current portion of long-term debt	--	228,400	228,400
Due to affiliate/related parties	59,197	--	59,197
Short-term borrowings	--	102,800	102,800
Accrued income taxes	--	44,500	44,500
Total Current Liabilities	204,298	963,200	1,167,498

Long term Liabilities
Convertible bond	--	746,100	746,100
Long-term accrued expenses	--	56,800	56,800
Severance and retirement benefits	--	57,800	57,800
Other debt	--	489,400	489,400
Total Long-term liabilities	--	1,350,200	1,350,200

Total Liabilities	204,298	2,313,400	2,517,698

Stockholders' deficit
Preferred Stock	--	--	--
Common Stock	687	470,100	470,787
Paid in capital	1,002,672	322,800	1,325,472
Accumulated deficit	(1,153,023)	(581,000)	(1,734,023)
Total Stockholders' Deficit	(149,664)	212,000	62,336

Total Liabilities and Stockholders' Deficit	$ 54,634	$ 2,525,400	$ 2,580,034

AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC.

PRO FORMA INCOME STATEMENT FOR THE YEAR

ENDED DECEMBER 31, 2001

ASSUMING PURCHASE OF CYPER ENTERTAINMENT CO.,

LTD. AS OF JANUARY 1, 2001

(UNAUDITED)
	AEAC 2001	Cyper 2001	AEAC (pro forma)
Revenues:
Sales	$ --	$ 170,700	$ 170,700

Expenses:
Cost of sales	19,169	192,500	211,669
Operating expenses.	314,352	426,000	740,352

Operating Income (Loss)	(333,521)	(447,900)	(781,421)

Other Income (Expense)	(6,025)	48,200	42,175

Income (Loss) before Income Taxes	(339,546)	(399,700)	(739,246)

Income tax benefit (expense)	--	141,000	141,000

Net loss	($ 339,546)	($ 258,700)	($ 598,246)